CUSIP No. 435758305

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO. /

13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW YORK

5. SOLE VOTING POWER

	224,265

6. SHARED VOTING POWER

	986,864


7. SOLE DISPOSITIVE POWER

	224,265

8. SHARED DISPOSITIVE POWER

	986,864


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,211,129


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

	2.41%


12. TYPE OF REPORTING PERSON*

	HC


1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN TRUST COMPANY OF DELAWARE, N.A. (formerly known as: Brown Brothers Harriman Trust Company of Texas) /
27-1673692

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

5. SOLE VOTING POWER

	  224,265

6. SHARED VOTING POWER

	  986,864


7. SOLE DISPOSITIVE POWER

	  224,265

8. SHARED DISPOSITIVE POWER

	  986,864


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,211,129


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

	2.41%

12. TYPE OF REPORTING PERSON*

	OO



Item 1(a). Name of Issuer:

	Holly Corporation

Item 1(b). Address of issuer's principal executive offices:

	100 Crescent Court
	Suite 1600
	Dallas, TX 75201-1880

Item 2(a). Name of person filing:

	Brown Brothers Harriman & Co. on behalf of itself and:
	Brown Brothers Harriman Trust Company of Delaware, N.A.
        (formerly known as Brown Brothers Harriman Trust Company of
        Texas)

Item 2(b). Address of principal business office:

	140 Broadway
	New York, NY 10005

Item 2(c). Citizenship:

	Brown Brothers Harriman & Co., New York
	Brown Brothers Harriman Trust Company of Delaware, N.A.,
        Delaware (formerly known as Brown Brothers Harriman Trust
        Company of Texas, Texas)

Item 2(d). Title of class of securities:

	Common, Par Value $.01 Per Share

Item 2(e). CUSIP Number:

	435758305

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)  /   / Bank as defined in Section 3(a)(6) of the Act.

(g) /   / Parent holding company, in accordance with Subsection 240
13d-1(b)ii)(G).


Item 4. Ownership:

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the respective cover pages to this Schedule 13G, which are incorporated herein by reference.


Item 5. Ownership of 5 Percent or Less of a Class

This statement is being filed to report the fact that as of the date hereof the reporting person(s) has ceased to be the beneficial owner(s) of more than five percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable. See Item 5.


Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company

The securities being reported are beneficially owned by certain trusts of which Brown Brothers Harriman Trust Company of Delaware, N.A. (formerly known as Brown Brothers Harriman of Texas, which merged into Brown Brothers Harriman Trust Company of Delaware, N.A. on December 30, 2009) is the Trustee or Co-Trustee. Brown Brothers Harriman Trust Company of Delaware, N.A. (formerly known as Brown Brothers Harriman Trust Company of Texas) is a wholly owned subsidiary of Brown Brothers Harriman & Co. A copy of the agreement by and among Brown Brothers Harriman & Co. and Brown Brothers Harriman Trust Company of Delaware, N.A. (formerly known as Brown Brothers Harriman Trust Company of Texas) authorizing the filing of one Schedule
13G on behalf of each company is set forth below:

AGREEMENT

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission under the Securities
Exchange Act of 1934. Such filing shall be made by Brown Brothers Harriman & Co. on its behalf and on behalf of the parties hereto.


Date:   February 16, 2010


	BROWN BROTHERS HARRIMAN & CO.

		   By:  /s/ Howard M. Felson
		 Name:  Howard M. Felson
		Title:  Vice President

	BROWN BROTHERS HARRIMAN TRUST COMPANY OF DELAWARE, N.A. (formerly known as Brown Brothers Harriman Trust Company of
                       Texas)

		   By:  /s/ Alison Brady
		 Name:  Alison Brady
		Title:  Assistant Secretary


Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this
Schedule 13G shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13G.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 16, 2010


	BROWN BROTHERS HARRIMAN & CO.

		   By:  /s/ Howard M. Felson
		 Name:  Howard M. Felson
		Title:  Vice President

	BROWN BROTHERS HARRIMAN TRUST COMPANY OF DELAWARE, N.A. (formerly known as Brown Brothers Harriman Trust Company of
                       Texas)

		   By:  /s/ Alison Brady
		 Name:  Alison Brady
		Title:  Assistant Secretary